Jushi Holdings Inc.
301 Yamato Road, Suite 3250
Boca Raton, FL 33431

June 28, 2024
Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:          Jenn Do
Kevin Vaughn

RE:                 Jushi Holdings Inc.
Form 10K for the Year Ended December 31, 2023
Filed April 1, 2024
File No. 000-56468

Ladies and Gentlemen:

    This letter is being submitted by Jushi Holdings Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Year Ended December 31, 2023 (the “2023 Form 10-K”) filed April 1, 2024, as set forth in your letter dated May 21, 2024 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the Staff’s comments or our responses refer to the 2023 Form 10-K. Responses are expressed in thousands of U.S. dollars.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 62

1.Please revise your future filings to address the following, providing your proposed disclosure in your response:

•Revise your discussion of the fluctuation in your line items to quantify the factors you identified as the reasons for the changes pursuant to Item 303 of Regulation S-K. As part of your response, specifically quantify the factors cited for the changes in your Revenues and Gross Profit.

RESPONSE: Future filings will be revised to quantify, to the extent possible, the factors we identified as reasons for the changes pursuant to Item 303 of Regulation S-K, and will be revised to specifically quantify the factors cited for the changes in our Revenue and Gross Profit. For example, the below proposed update to the 2023 Form 10-K revenue disclosure will be applied in future filings and similar disclosures will be applied to both changes in our Revenues and Gross Profit. Updates to the original 2023 Form 10-K disclosure are shown in bold/underline.

Revenue, Net
The following table presents revenue by type for the periods indicated:

(Amounts expressed in thousands of U.S. dollars)

	Year Ended December 31,
	2023	2022	$ Change	% Change
Retail cannabis	$239,351	$261,016	$(21,665)	(8)%
Wholesale cannabis	30,094	23,160	6,934	30%
Other	—	108	(108)	(100)%
Total revenue, net	$269,445	$284,284	$(14,839)	(5)%

Revenue, net was $269,445, compared to $284,284, a decrease of $14,839, or 5%. Retail revenue decreased $21,665, or 8%, due primarily to the closure of four underperforming stores with retail revenue decrease of $2,188 in 2023 compared to 2022, as well as declines in retail revenue of 34% in 2023 compared to 2022 in Illinois, due primarily to the impact of the state of Missouri beginning adult-use (i.e. recreational) cannabis sales, and a decline in retail revenue of 17% compared to 2022 in Pennsylvania due to increased competition. The decrease in retail revenue was partially offset by new Beyond HelloTM dispensary openings in Virginia and Ohio. The Company ended 2023 with thirty-four operating dispensaries in seven states, as compared to thirty-five in six states at the end of 2022.

Wholesale revenue increased $6,934 primarily due to continued advancements at our cultivation and processing facilities that have enabled us to diversify our product offerings, and increase our competitiveness with respect to quality, cost and distribution.

•In light of the significant Inventory change adjustments identified in footnote (3) to your Non-GAAP presentation on page 66, please revise footnote (3) as well as your MD&A discussion of Gross Profit to quantify and explain each of the items identified in footnote (3).

RESPONSE: Footnote (3) of our Non-GAAP presentation on page 66 includes adjustments related to inventory step-ups on 2021 and 2022 acquisitions and a product recall reserve which occurred in 2021 and was released in 2022. The product recall related to raw materials purchased from a third-party and used by the Company in producing finished goods. These transactions are not considered recurring in nature and not indicative of normal operations. To the extent these or similar one-off items occur in the future, our Non-GAAP presentation on page 66 and our MD&A discussion of Gross Profit will consider the guidance under Item 100 of Regulation G and the SEC staff Compliance and Disclosure Interpretations Question 100.01. Below is the revised footnote (3) and MD&A discussion of Gross Profit with changes shown in bold/underline.

Reconciliation of EBITDA and Adjusted EBITDA (Non- GAAP Measures)
The table below reconciles net loss to EBITDA and Adjusted EBITDA for the periods indicated.

(Amounts expressed in thousands of U.S. dollars)

	Year Ended December 31,
	2023	2022
NET LOSS (1)	$(65,102)	$(202,324)
Income tax expense	31,806	8,448
Interest expense, net	36,966	45,591
Depreciation and amortization (2)	26,588	26,492
EBITDA (Non-GAAP)	30,258	(121,793)
Non-cash share-based compensation	8,092	23,073
Inventory charge adjustments (3)	285	7,792
Indefinite-lived intangible asset impairment	845	111,515
Goodwill impairment	7,329	39,643
Tangible long-lived asset impairment	400	8,487
Fair value changes in derivatives	(9,589)	(91,887)
Losses on debt redemptions/extinguishments/modifications	—	18,858
Other, net (4)(7)	3,129	2,021
Start-up costs (5)	—	4,143
Transaction costs (6)	19	5,221
Adjusted EBITDA (Non-GAAP) (7)	$40,768	$7,073

(1)	Net loss includes amounts attributable to non-controlling interests.
(2)	Includes amounts that are included in cost of goods sold and in operating expenses.
(3)
Includes: (i) inventory step-up and other inventory related adjustments from business combinations of $0 and $8,632 in 2023 and 2022, respectively; (ii) inventory recall reserves (release) of $285 and ($1,049) in 2023 and 2022, respectively; and (iii) reserves for discontinued products of $0 and $209 in 2023 and 2022, respectively. The inventory step-up on business combinations relate to the fair value write-up on inventory acquired on the business acquisition date and then sold subsequent to the acquisition date. The inventory recall reserves relate to the estimated impact of the Pennsylvania Department of Health recall and ban of vape products containing certain cannabis concentrates. The ban was lifted in June 2022.

(4)
Includes: (i) remeasurement of contingent consideration related to acquisitions; (ii) losses (gains) on investments and financial assets; (iii) losses (gains) on legal settlements; (iv) severance costs; (v) foreign exchange losses (gains); and (vi) indemnification asset adjustments related to acquisitions.

(5)	Expansion and start-up costs incurred in order to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations of each new location.
(6)	Transaction costs include: (i) registration statement costs such as professional fees and other costs relating to our SEC registration; and (ii) acquisition and deal costs.
(7)	The sum of the four quarters in 2023 will not add to the year to date amounts due to an overstatement of $503 add back relating to net foreign exchange losses.

Gross Profit
Gross profit was $116,228 compared to $95,478, an increase of $20,750, or 22%. Gross profit margin increased to 43% compared to 34%. The improvement in gross profit and gross profit margin was driven by operating efficiencies at our grower processor facilities and cost optimization initiatives such as changes to our packaging and changes to our retail labor model. The benefit of these improvements was partially offset by declines in retail revenue in Illinois and Pennsylvania driven by competition both inside of such states and, with respect to Illinois, in neighboring Missouri. Additionally, gross profit and gross profit margin for the prior year were negatively impacted by the fair value step-up of Nature’s Remedy, which was acquired in September 2021, as well as Apothecarium and NuLeaf which were acquired in 2022, in the amount of $3,537, and the sell through of inventory acquired in the acquisition of Nature's Remedy of $5,095, partially offset by the recall reserve release of $1,049.

•In light of the adjustment for inventory recall reserves, provide us with a rollforward of your inventory reserves for the periods presented in your Form 10-K, and tell us how you considered whether disclosure of such a rollforward was warranted.

RESPONSE: Inventory reserves are primarily related to potential expired product in the normal course of business. Disclosure of an inventory reserves rollfoward was not warranted due to the general insignificance of the inventory reserve. The inventory reserve balance was $1,554 and $1,542 at December 31, 2023 and 2022, respectively. The inventory recall release in 2022 was separately referenced in footnote (3) as an adjustment to EBITDA due to its non-recurring nature outside of the Company’s control. Inventory change adjustments descriptions were included in footnote (3) to our Non-GAAP presentation on page 66 and additional quantification of adjustments will be included in future filings.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Michelle Mosier at (561) 617-9100 or mmosier@jushico.com.

Sincerely,

Jushi Holdings Inc.

/s/ Michelle Mosier
Michelle Mosier
Chief Financial Officer

cc: James Cacioppo, Jushi Holdings Inc.
     Tobi Lebowitz, Jushi Holdings Inc.